FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

November 7, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

November 7, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX) (“Grandview” or the “Company”) is very pleased to announce the appointment of Mr. Paul Sarjeant, B.Sc.,P.Geo,CFP to the position of President and Chief Executive Officer of Grandview Gold Inc.

Mr. Sarjeant brings a wealth of unparalleled field, finance, and boardroom intelligence to the Grandview management team. After graduating B.Sc Honours, Geological Sciences from Queen’s University in 1983, Mr. Sarjeant began his career with Echo Bay Mines Ltd as a project geologist working on projects in the NWT, Archean greenstone belts, Lupin Mine peripheral project, and skarn properties in BC and Equador. He ascended to Senior Geologist, International Exploration Group, responsible for project evaluation outside of North America, including precious and base metals projects in South America, East Africa, South East Asia, Russia, Mongolia, Australia, New Zealand and Europe.

From 1993 until 1996, he was President and CEO of Auric Resources – a precious metals exploration company focused on Peru. From 1999 until his October, 2006 appointment to the office of President of Grandview Gold, Paul operated a successful securities business focused on strategic planning and investment analysis. His Certified Financial Planner designation gives him unique insight into the needs of institutional and retail broker investment communities.

“I am privileged to assume the office of President and CEO of a world-class gold exploration company like Grandview. Word travels fast amongst geologists, and, no matter how far afield my work took me previously, I was always aware of the significant opportunities afforded Grandview,” says Sarjeant.

Mr. Sarjeant left his lucrative securities business with CIBC Wood Gundy to join the Grandview management team and lead the company through an exciting new phase of exploration and development. “Mining and exploration have always been in my blood, but I think what really motivated the move was the opportunity that Grandview has at their

Grandview Gold Inc.

disposal at this point. I really believe that this company has world class projects that I think we can be very successful with in the long run.

In addition to the promise indicated by the company's high potential gold properties, I continue to be impressed by the pool of geologic and boardroom experience and expertise. It is those fundamental strengths that determine the direction of the company's exploration and acquisition programs, and ultimately our success. Someone once said that we should never doubt that a small group of committed, passionate people can change the path of the future -- that indeed it is the only thing that ever has. I subscribe to that sentiment and liken Grandview management, along with its board of directors, to such a group.”

Interim CEO Dr. Michael Hitch is thrilled to welcome Paul to the Grandview management team, an appointment that slides Hitch into the seat of Chairman of the Board of Directors. Mr. D. Richard Brown has passed his Chairman seat along to Dr. Hitch, and will remain as a Director of the company.

In his search to find the best person to assume Grandview’s President & CEO chair, Dr. Hitch exploited the experience and trademark insight he honed over many years building and financing junior resource companies. In his role as consultant to TSX-listed Golden China Resources Corp, Dr. Hitch focused on gold exploration and development, and merchant banking in the evolving precious metals industry of the People’s Republic of China. Previously, he held positions as mining analyst for Clarus Securities Inc and Octagon Capital Corporation, and served as VP corporate Development for Ivanhoe Mines Ltd. Anglogold Ashanti, Echo Bay Mines Ltd, and Teck Cominco. Dr. Hitch’s vast experience and extensive industry contacts are major assets as the company moves forward. Dr. Hitch holds a Master’s degree in Geology and a Ph.D. in Environmental and Resource Studies,.

The company is expecting the first of a series of assay results from its 2006 Pony Creek, Nevada (just south of the 2 million oz Rain Deposit) drilling program to come in mid November. Preliminary visuals are very encouraging.

Item 5.	Full Description of Material Change

November 7, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX) (“Grandview” or the “Company”) is very pleased to announce the appointment of Mr. Paul Sarjeant, B.Sc.,P.Geo,CFP to the position of President and Chief Executive Officer of Grandview Gold Inc.

Mr. Sarjeant brings a wealth of unparalleled field, finance, and boardroom intelligence to the Grandview management team. After graduating B.Sc Honours, Geological Sciences from Queen’s University in 1983, Mr. Sarjeant began his career with Echo Bay Mines Ltd as a project geologist working on projects in the NWT, Archean greenstone belts, Lupin Mine peripheral project, and skarn properties in BC and Equador. He ascended to Senior Geologist, International Exploration Group, responsible for project evaluation outside of North America, including precious and base metals projects in South America, East Africa, South East Asia, Russia, Mongolia, Australia, New Zealand and Europe.

From 1993 until 1996, he was President and CEO of Auric Resources – a precious metals exploration company focused on Peru. From 1999 until his October, 2006 appointment to the office of President of Grandview Gold, Paul operated a successful securities business focused on strategic planning and investment analysis. His Certified Financial Planner designation

Grandview Gold Inc.

gives him unique insight into the needs of institutional and retail broker investment communities.

“I am privileged to assume the office of President and CEO of a world-class gold exploration company like Grandview. Word travels fast amongst geologists, and, no matter how far afield my work took me previously, I was always aware of the significant opportunities afforded Grandview,” says Sarjeant.

Mr. Sarjeant left his lucrative securities business with CIBC Wood Gundy to join the Grandview management team and lead the company through an exciting new phase of exploration and development. “Mining and exploration have always been in my blood, but I think what really motivated the move was the opportunity that Grandview has at their disposal at this point. I really believe that this company has world class projects that I think we can be very successful with in the long run.

In addition to the promise indicated by the company's high potential gold properties, I continue to be impressed by the pool of geologic and boardroom experience and expertise. It is those fundamental strengths that determine the direction of the company's exploration and acquisition programs, and ultimately our success. Someone once said that we should never doubt that a small group of committed, passionate people can change the path of the future -- that indeed it is the only thing that ever has. I subscribe to that sentiment and liken Grandview management, along with its board of directors, to such a group.”

Interim CEO Dr. Michael Hitch is thrilled to welcome Paul to the Grandview management team, an appointment that slides Hitch into the seat of Chairman of the Board of Directors. Mr. D. Richard Brown has passed his Chairman seat along to Dr. Hitch, and will remain as a Director of the company.

In his search to find the best person to assume Grandview’s President & CEO chair, Dr. Hitch exploited the experience and trademark insight he honed over many years building and financing junior resource companies. In his role as consultant to TSX-listed Golden China Resources Corp, Dr. Hitch focused on gold exploration and development, and merchant banking in the evolving precious metals industry of the People’s Republic of China. Previously, he held positions as mining analyst for Clarus Securities Inc and Octagon Capital Corporation, and served as VP corporate Development for Ivanhoe Mines Ltd. Anglogold Ashanti, Echo Bay Mines Ltd, and Teck Cominco. Dr. Hitch’s vast experience and extensive industry contacts are major assets as the company moves forward. Dr. Hitch holds a Master’s degree in Geology and a Ph.D. in Environmental and Resource Studies,.

The company is expecting the first of a series of assay results from its 2006 Pony Creek, Nevada (just south of the 2 million oz Rain Deposit) drilling program to come in mid November. Preliminary visuals are very encouraging.

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60-per-cent interest in the Pony Creek property by incurring $3.5 -million (U.S.) in resource exploration and development expenditures over a

Grandview Gold Inc.

three-year period. Grandview expects to complete the balance of its option agreement obligation with Mill City Gold by the end of 2006.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 7h day of November 2006.

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.